EXHIBIT 99


                                          Susan Glatthorn Johnson
                                          Senior Vice President
                                          Echelon International Corporation
                                          Phone: 727-803-8250
                                          E-mail: sjohnson@echelonintl.com

                                          Cynthia L. Sanders
                                          Manager of Financial Reporting
                                          Echelon International Corporation
                                          Phone: 727-803-8231
                                          E-mail: csanders@echelonintl.com
FOR IMMEDIATE RELEASE


              ECHELON INTERNATIONAL REPORTS SECOND-QUARTER RESULTS
         ONGOING DEVELOPMENT OF NEW MULTI-FAMILY RESIDENTIAL COMMUNITIES
                           AND COMMERCIAL REAL ESTATE


ST. PETERSBURG, FL., August 12, 1998 - Echelon International Corporation (NYSE:
EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced financial results for the second quarter and six months ended June 30, 1998.

Net income was $2.9 million, or 41 cents per diluted share for the quarter ended June 30, 1998 and $6.3 million or 91 cents per diluted share for the first six months of 1998. This compares to net income of $1.4 million, or 21 cents per diluted share and $5.3 million or 78 cents per diluted share for the same periods in 1997. This represents an increase in net income of 107% for the quarter ended June 30, 1998 and an increase of 19% for the first six months of 1998, in comparison with the same periods for 1997.

Revenues were $9.1 million and $22.3 million for the second quarter and first six months of 1998 respectively, compared to $9.4 million and $24.5 million for the same periods last year. The $2.2 million decrease in revenues for the first six months of 1998 is primarily the result of:

      -  a decrease in gain on sale of loans of $4.1 million,

      - a decrease in interest income from leasing and lending operations of $1.9 million resulting from the sales and payoffs of loans receivable as the Company continues to execute its strategy to liquidate non-strategic assets, re-directing the capital to real estate development and acquisition, which are offset by,

                                     -more-

Echelon International
1998 Second-Quarter Earnings Release
Page 2


      - an increase in real estate operations of $2.2 million due primarily to an increase in the sales of development properties and development rights of $2.8 million in comparison with the same period of 1997, and

      - an increase in investment income and realized gains on sales of investments of $1.4 million as a result of the Company's investment in marketable securities in the second quarter of 1997.

As of June 30, 1998, the Company's debt/equity ratio, including the current portion of long-term debt, was 28/72, with a cash position, including marketable securities of $34.2 million.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

      "We're pleased about our solid success to date in implementing both our multi-family and commercial development growth strategies.

      In multi-family development:

      - ECHELON AT BAY ISLE KEY, a 369-unit multi-family residential community in the Tampa Bay area, and ECHELON AT THE RESERVE, a 314-unit development in Carillon Park, are both under construction,

      - ECHELON AT NORTHLAKE, a 256-unit multi-family residential community in Atlanta, Georgia, and ECHELON AT WOODLAND PARK, a 232-unit multi-family residential community in Tulsa, Oklahoma, are both under development with construction planned to begin on both communities by the end of the third quarter of this year,

      - Construction will also begin on Phase Two of ECHELON AT BAY ISLE KEY, an 84-unit multi-family residential community, in the next six months. Phase Two will utilize many of the existing amenities of Phase One, which will decrease the per unit operating costs for these communities.

      - Our multi-family pipeline currently includes ten sites under contract or letter of intent. These sites are in addition to the sites already owned by the Company.

                                     -more-

Echelon International
1998 Second-Quarter Earnings Release
Page 3

      In commercial development:

      - Construction is now complete on CENTRAL STATION (formerly known as SouthCore Commercial) (133,279 rentable square feet) and is 100% occupied by a single-use tenant under a fifteen-year lease. As previously discussed, BAYBORO STATION (80,991 rentable square feet) construction is also complete and the building is 100% occupied by a single-use tenant under a ten-year lease.

      - MCNULTY PARKING GARAGE (714 parking spaces and 9,000 rentable square feet of retail space) and CASTILLE AT CARILLON (103,900 rentable square feet) are both under construction, with completion planned for the end of 1998 and the second quarter of 1999 respectively. The 9,000 rentable square feet of retail space in the MCNULTY PARKING GARAGE is currently under a letter of intent for 100% of the space.

      - Design plans are complete for the 700 CARILLON office building. Construction will commence on this project when anchor tenants are secured.

      - Design plans are continuing for CARILLON TOWN CENTER, an entertainment and retail complex designed to add amenities to Carillon Park. The ownership structure for CARILLON TOWN CENTER may include ownership by Echelon, joint ventures, or sales of land for development to third parties. Construction will commence on this project when anchor tenants are secured."


Commenting on the quarter, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated,

      "Our second-quarter financial performance was in line with our expectations and consistent with our goal of liquidating our non-strategic assets. This will allow us to continue to invest in our real estate development and acquisitions.

      We've made further progress in the liquidation of our non-strategic assets, as evidenced by:

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

Echelon International
1998 Second-Quarter Earnings Release
Page 4


      - the collection of a $3.0 million real estate loan receivable that was considered to be impaired. As a result of the loan payoff, Echelon reversed the $1.6 million allowance for losses on loans and leases previously recorded, resulting in after-tax income of $1.0 million,

      - the collection of a $2.3 million deferred rent note receivable scheduled to mature in 2000.

      In the area of development financing, we have capitalized on the current interest rate levels, and executed several construction and permanent financing commitments during the second quarter:

      - In early August, a loan amendment was executed with Northwestern Mutual Life Insurance Company which increases the amount of our existing loan by $11.0 million and reduces the interest rate on the entire loan from an annual rate of 7.09% to 6.98%. The total loan commitment is now $56 million.

      - In May, we executed a commitment with AmSouth Bank for a $50.0 million Advised Guidance Line of Credit. The interest rate on this line is the lesser of the prime rate of interest or the LIBOR rate plus 1.50% per annum. This loan will be used to provide the construction financing for multi-family and commercial projects in the Company's pipeline.

      - In May, we also executed a commitment letter with Teacher's Insurance and Annuity Association of America for a $55.5 million loan at an interest rate of 7.15% per annum. This loan will be used for the permanent financing of specific projects, which will also collateralize the loan."


Echelon International Corporation is a real estate company which develops, owns and manages multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon is continuing to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

                                     -more-

Echelon International
1998 Second-Quarter Earnings Release
Page 5


NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE MADE UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATION, INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS OF SUCH MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED ON PAGE 13 OF THE COMPANY'S ANNUAL REPORT.


                                     -more-

Echelon International
Second-Quarter 1998 Earnings Release
Page 6


                                  ECHELON INTERNATIONAL CORPORATION
                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED            SIX MONTHS ENDED
                                                       JUNE 30,                      JUNE 30,
                                                    1998        1997            1998          1997
                                                    ----        ----            ----          ----
                                                      (unaudited)                   (unaudited)

Sales and revenues                                  $  9.1       $ 9.4         $ 22.3         $ 24.5
                                                    ======       =====         ======         ======
Income before extraordinary item                    $  2.9       $ 1.4         $  6.3         $  6.1
Extraordinary item, net of tax                         --          --             --             (.8)
                                                    ------       -----         ------         ------

Net income                                          $  2.9       $ 1.4         $  6.3         $  5.3
                                                    ======       =====         ======         ======

Diluted earnings per common share:
   Income before extraordinary item                 $ 0.41       $ 0.21        $ 0.91         $ 0.90
   Extraordinary item, net of tax                      --           --            --            (.12)
                                                    ------       ------        ------         ------
   Net income                                       $ 0.41       $ 0.21        $ 0.91         $ 0.78
                                                    ======       ======        ======         ======

Diluted weighted average common shares outstanding     6.9          6.8           6.9            6.8
                                                    ======       ======        ======         ======

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)


                                                     JUNE 30,      DECEMBER 31,
                                                      1998            1997
                                                      ----            ----
                                                   (unaudited)

Cash and marketable securities                       $  34.2         $  49.8
Total current assets                                    75.7            93.6
Real estate, leases, loans and other investments       384.4           362.7
Total assets                                           464.8           460.5
Total current liabilities                               36.3            37.5
Long-term debt                                          72.0            64.9
Deferred income taxes                                  138.0           145.8
Stockholders' equity                                   215.6           209.1
Total liabilities and stockholders' equity             464.8           460.5


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